EXHIBIT 99.1

Cellectis Reports Results from Shareholders Meeting Held on December 22, 2023

NEW YORK, Dec. 22, 2023 (GLOBE NEWSWIRE) -- Cellectis (Euronext Growth: ALCLS; Nasdaq: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, held today a shareholders general meeting at 2:30 p.m. CET at the Biopark auditorium, 11 rue Watt, 4th floor, 75013 Paris, France.

At the meeting, resolutions 1 through 5 as well as resolutions 7 and 8 were adopted and resolution 6 was rejected, consistent with the recommendations of the board of directors.

Cellectis’ shareholders supported the contemplated $140M additional investment by AstraZeneca in the Company, to be effected by way of subscription of 10,000,000 newly created “class A” convertible preferred shares and 18,000,000 newly created “class B” convertible preferred shares, in each case at a price of $5.00 per share (the “Additional Investment”).

The completion of the Additional Investment remains subject to the clearance of such investment from the French Ministry of Economy pursuant to applicable foreign direct investment regulations, and other customary closing conditions.

The Company’s shareholders also approved the appointments of Mr. Marc Dunoyer and Dr. Tyrell Rivers as directors of the Cellectis board of directors, which appointment remains subject to the completion of the Additional Investment.

“We are grateful to our shareholders for supporting the Additional Investment and we are looking forward to welcoming Mr. Dunoyer and Dr. Rivers to our board of directors. Their extensive experience in the pharma industry will be an additional asset for the Company. This Additional Investment would provide meaningful and valued perspectives to our common ambition of bringing potentially life-saving therapies to patients with unmet medical needs” said Jean Pierre Garnier, Chairman of the Board of Directors at Cellectis.

Mr. Marc Dunoyer is Chief Strategy Officer of AstraZeneca and Chief Executive Officer of Alexion, AstraZeneca Rare Disease. He had previously served as an Executive Director and AstraZeneca’s Chief Financial Officer from November 2013. Mr. Marc Dunoyer’s career in pharmaceuticals, which has included periods with Roussel Uclaf, Hoechst Marion Roussel and GSK, has given him extensive industry experience. He is a qualified accountant and joined AstraZeneca in 2013, serving as Executive Vice-President, Global Product and Portfolio Strategy from June to October 2013. Prior to that, he served as Global Head of Rare Diseases at GSK and (concurrently) Chairman, GSK Japan. Mr. Dunoyer is a member of the Boards of Orchard Therapeutics Plc and JCR Pharmaceuticals. He holds an MBA from HEC Paris and a Bachelor of Law degree from Paris University.

Dr. Tyrell Rivers is Executive Director of Corporate Ventures at AstraZeneca, where he is responsible for creating and executing innovative, value-enhancing business strategies. Prior to assuming this role in 2014, he worked at MedImmune Ventures, specializing in life science investing. Earlier in his career, Dr. Rivers held various positions at Merck & Co., where he led technical support for commercial vaccines and directed global business initiatives for accessing key technologies for research and development. He currently serves as a Board member of ADC Therapeutics, Cerapedics, and Quell Therapeutics. Dr. Rivers holds his B.S. in Chemical Engineering from the Massachusetts Institute of Technology, a Ph.D. in Chemical Engineering from the University of Texas at Austin, and an M.B.A. from the New York University Stern School of Business.

The detailed results of the vote and the resolutions are available on Cellectis’ website:
https://www.cellectis.com/en/investors/general-meetings/

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 23 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

Cautionary Statement
This press release contains certain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “contemplated”, “subject to”, “looking forward”, “would”, and similar expressions. These forward-looking statements are made in light of information currently available to us and based on assumptions that Cellectis considers to be reasonable. However, they are subject to numerous risks and uncertainties, including the risk that conditions to closing, including necessary regulatory approvals, are not satisfied. Furthermore, many other important risks factors and uncertainties, including those described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on March 14, 2023 (as amended on October 31, 2023), under “Risk Factors” (copies of which are available on www.cellectis.com), may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contact:
Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93, media@cellectis.com

Investor Relations contacts:
Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com
Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577

Attachment

  Cellectis GM December 22 2023_PR voting results.pdf (https://ml.globenewswire.com/Resource/Download/20f6e17d-8d24-4fff-8ba6-9336814d2448)